One Main Street Evansville, Indiana 47708

Via EDGAR

July 23, 2021
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Julia Griffith

Re:	Old National Bancorp
Amendment No. 1 to Registration on Form S-4
Filed July 23, 2021
File No. 333-257536

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Old National Bancorp hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on July 27, 2021, or as soon as practicable thereafter.

Please contact Alison LaBruyere of Squire Patton Boggs (US) LLP at (404) 680-4344 with any questions you may have regarding this request. In addition, please notify Ms. LaBruyere by telephone when this request for acceleration has been granted.

Respectfully,

Old National Bancorp

By:	/s/ James C. Ryan, III
Name:	James C. Ryan, III
Title:	Chairman of the Board and Chief Executive Officer

cc:	Jeffrey L. Knight, Old National Bancorp
Nicholas J. Chulos, First Midwest Bancorp, Inc.
Mark J. Menting, Sullivan & Cromwell LLP
James Barresi, Squire Patton Boggs (US) LLP